WATAIRE INTERNATIONAL, INC.

21900 Burbank Blvd., 3rd Floor

Woodland Hills, CA 91367

March 15, 2010

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Wataire International, Inc.

SEC Comment Letter dated February 26, 2010

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 28, 2010

File No. 0-49955

Dear Sir/Madam:

We are submitting herein the responses of Wataire International, Inc. (the “Company”) to the comments set forth in your comment letter dated February 26, 2010 on the captioned filing (the “Amended Preliminary Proxy Statement”) under the Securities Exchange Act of 1934, as amended.

The Company has filed, concurrently with the filing of this correspondence, a second amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”).

General

1.

EDGAR Tag. Future Amendments to the Amended Preliminary Proxy Statement will be filed tagged as “PRER 14A”.

2.

Updated Financial Information. The financial information in the Amended Preliminary Proxy Statement has been updated through the Company’s fiscal quarter ended December 31, 2009.

Principal Stockholders, page 2

3.

Robert Rosner’s Schedule 13D. This is to confirm that Mr. Rosner will file an amended Schedule 13D if and when the number of authorized shares of common stock is increased.

4.

Beneficial Ownership Table. The additional information provided in response to prior Comment 3 is disclosed in the beneficial ownership table.

Proposal No. 1, page 5

5.

Conversion Share Amount.  The number of Debenture conversion shares (exclusive of interest) reflects the fact that of the $200,000 authorized principal amount of Debentures, $179,534 principal amount was actually closed, and commitments for $20,466 principal amount were not fulfilled.

6.

Inclusion of Tables. The two tables included in the Company’s January 28, 2010 response letter are included in the Amended Preliminary Proxy Statement. The tables include information as to the 7,500,000 warrants and identify the number of interest shares accrued on the Debentures through February 28, 2010 and the possible profit on conversion of the Debentures and exercise of the Warrants based on the stock price on March 1, 2010.

7.

Gross Proceeds Amount. The gross proceeds of the debentures of $304,534 reflects the closing commitments on the Debentures actually fulfilled (see Comment 5 response).

8.

Conversion Shares Receivable. The total possible conversion shares receivable on the $304,534 principal amount of convertible debentures include 208,984 shares representing interest accrued on the debentures through February 28, 2010, and the footnote to the table so indicates. The “Total Discount to Market” column reflects the $304,534 principal amount of debentures convertible at the conversion price of $0.01 on the sale date of September 14, 2009 and no shares issuable for accrued interest on that date. The discount is calculated based subtracting the $304,534 principal amount of debentures convertible at the conversion price of $0.01 from  the value of the total amount of shares converted based on the $.017 market price on September 14, 2009. The discount on the Warrants is also calculated based on that market price.

9.

Inclusion of Warrants in Beneficial Ownership Table. Information as to the 7,500,000 warrants held by Mr. Rosner is included in the beneficial ownership table.

10. Discounts and Payments On Other Securities. There are no other convertible or derivative securities of the Company outstanding apart from the Debentures and Warrants shown in the tables.

Form 8-K filed January 15, 2010

11. Form 8-K. The Form 8-K was refiled on March 12, 2010, with the $179,534 principal amount of investor notes that closed reflected in the amended sales of unregistered securities table and the warrant document filed as an exhibit.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

WATAIRE INTERNATIONAL, INC.

By: /s/ Robert Rosner

Robert Rosner

Chief Executive Officer